UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)

Incyte Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45337C102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45337C102	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,197
	8	SHARED VOTING POWER 12,597,883
	9	SOLE DISPOSITIVE POWER 97,197
	10	SHARED DISPOSITIVE POWER 12,597,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,883

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No. 45337C102	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,499,966
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,499,966

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,499,966

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 6 Pages

This Amendment No. 6 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5.	Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of 3.5% Convertible Subordinated Notes due 2011 at the presently applicable conversion price of $11.2185 and shares that may be acquired upon exercise of Stock Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 86,017,304 shares outstanding as reported on the company’s SEC Form 10Q filed on November 1, 2007.

Such percentage figures are calculated on the basis that the Convertible Subordinated Notes owned by the Reporting Persons and Stock Options are deemed converted into shares of Common Stock but other outstanding Senior Convertible Notes and Stock Options are not deemed converted or exercised.

Name	Number of Shares	Percent of Class Outstanding

Baker Bros. Investments I, L.P.	144,314	0.2%
Baker Bros. Investments II, L.P.	167,770	0.2%
Baker Biotech Fund I, L.P.	3,741,578	4.3%
Baker Brothers Life Sciences, L.P.	8,065,750	9.2%
14159, L.P.	184,660	0.2%
Baker/ Tisch Investments, L.P.	162,484	0.2%
FBB Associates	33,410	0.0%
Julian Baker	97,917	0.1%

Total	12,597,883	14.4%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock and convertible notes were effected by the entities noted below subsequent to the filing of the most recently amended schedule 13D. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 4 of 6 Pages

		Number of
Name	Date	Shares	Transaction	Price / Share

Baker / Tisch Investments, L.P.	1/14/2008	723	Purchase	10.9875
Baker Bros. Investments II, L.P.	1/14/2008	94	Purchase	10.9875
Baker Biotech Fund I, L.P.	1/14/2008	13,675	Purchase	10.9875
Baker Brothers Life Sciences, L.P.	1/14/2008	34,621	Purchase	10.9875
14159, L.P.	1/14/2008	1,101	Purchase	10.9875
Baker / Tisch Investments, L.P.	1/22/2008	4	Purchase	10.6200
Baker Bros. Investments II, L.P.	1/22/2008	1	Purchase	10.6200
Baker Biotech Fund I, L.P.	1/22/2008	65	Purchase	10.6200
Baker Brothers Life Sciences, L.P.	1/22/2008	223	Purchase	10.6200
14159, L.P.	1/22/2008	7	Purchase	10.6200

		Principal
		Amount of
Name	Date	Conv. Notes	Transaction	Price

Baker / Tisch Investments, L.P.	1/29/2008	3,000	Purchase	113.50%
Baker Brothers Life Sciences, L.P.	1/29/2008	117,000	Purchase	113.50%
14159, L.P.	1/29/2008	4,000	Purchase	113.50%
Baker / Tisch Investments, L.P.	1/30/2008	17,000	Purchase	113.38%
Baker Bros. Investments II, L.P.	1/30/2008	2,000	Purchase	113.38%
Baker Brothers Life Sciences, L.P.	1/30/2008	831,000	Purchase	113.38%
14159, L.P.	1/30/2008	26,000	Purchase	113.38%
Baker / Tisch Investments, L.P.	1/30/2008	355,000	Purchase	115.16%
Baker Bros. Investments II, L.P.	1/30/2008	48,000	Purchase	115.16%
Baker Brothers Life Sciences, L.P.	1/30/2008	17,781,000	Purchase	115.16%
14159, L.P.	1/30/2008	566,000	Purchase	115.16%

Page 5 of 6 Pages

Exhibit 4.  Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2008

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 6 of 6 Pages